FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

STATEMENT

HSBC Asset Management, through its subsidiary HSBC Asset Management (Europe) Limited, has agreed in principle to form a joint venture fund management company in China with Shanxi Trust and Investment Corporation Limited.

Completion of the transaction is subject to final documentation and various conditions including obtaining regulatory and other approvals.

A further announcement is expected to be made shortly.

Notes to editors:

1. HSBC Asset Management
HSBC Asset Management is the global fund management arm of the HSBC Group. With a network of investment and client relationship teams worldwide, the company has strong global investment capabilities that are delivered to clients locally. It offers a comprehensive range of investment management solutions to institutions, corporations and financial intermediaries and provides bespoke portfolio management services to high net worth individuals. HSBC Asset Management has funds under management of US$30 billion in Asia and US$192 billion globally at 31 July 2004.

In Asia, the investment teams of HSBC Asset Management are based in Hong Kong, Taiwan, India, Singapore, Tokyo and Australia. The company is Hong Kong's largest retirement fund manager and manages the HSBC Chinese Equity Fund, the world's largest offshore Chinese equity fund with US$1.3 billion under management. It was also the first company in Hong Kong to launch a China retail fund which has access to China's A-share market, the HSBC China Momentum Fund. In Taiwan, the company is one of the four oldest fund management companies and manages the world's largest offshore Taiwan equity fund, The Taiwan Fund, Inc, which is listed on the New York Stock Exchange.

2. HSBC in mainland China
Established in Hong Kong and Shanghai in 1865, HSBC has had a continuous presence in China for 140 years. Reflecting its long-term commitment to the country, HSBC moved its China head office from Hong Kong to Shanghai in May 2000. HSBC has the largest branch network among foreign banks in mainland China, comprising nine branches in Beijing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Tianjin, Wuhan and Xiamen, three sub-branches in Guangzhou and Shanghai, and representative offices in Chengdu and Chongqing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 17, 2004